Exhibit 2.9

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Synodon Inc.

1230 91 Street SW

Unit 204

Edmonton, AB T6X 0P2

2.	Date of Material Change

May 6, 2015

3.	News Release

A news release announcing the material change was disseminated through Marketwired on May 7, 2015.

4.	Summary of Material Change

Synodon Inc. (“Synodon” of the “Company”) announced management changes.

5.	Full Description of Material Change

Synodon announced that Adrian Banica, the Company’s founder, has decided to relinquish his duties as President for personal reasons. Mr. Banica will remain a director of the corporation.

Adrian founded Synodon in August 2000 and his extraordinary vision guided Synodon during ten years of research and development of a proprietary remote gas sensing instrument called realSens™. Under Adrian’s leadership, the company began generating revenue in 2010 and had its first profitable quarter in the quarter ending October 31, 2014.

Synodon also announced that Nimal Rodrigo was appointed as the Company’s Chief Operating Officer and Deborah Rodrigo was appointed as Chief Financial Officer.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

Paul van Eeden, Executive Chairman of Synodon Inc. is knowledgeable about the material change and the Report and may be reached at 780-468-9568.

9.	Date of Report

May 12, 2015